Morgan Stanley Finance LLC Structured Investments	Free Writing Prospectus to Preliminary Pricing Supplement No. 9,321 Filed pursuant to Rule 433 Registration Statement Nos. 333-275587; 333-275587-01 July 15, 2025

Market Linked Notes—Auto-Callable with Contingent Coupon with Memory Feature and Principal Return at Maturity

Notes Linked to the Lowest Performing of the Class A Common Stock of Affirm Holdings, Inc., the Common Stock of Marvell Technology, Inc., the Class A Common Stock of The Trade Desk, Inc., the Class A Subordinate Voting Shares of Shopify Inc. and the Common Stock of UnitedHealth Group Incorporated due August 1, 2030

Fully and Unconditionally Guaranteed by Morgan Stanley

Summary of terms

Issuer and guarantor	Morgan Stanley Finance LLC (issuer) and Morgan Stanley (guarantor)
Underlying stocks

Affirm Holdings, Inc. class A common stock (the “AFRM Stock”), Marvell Technology, Inc. common stock (the “MRVL Stock”), The Trade Desk, Inc. class A common stock (the “TTD Stock”), Shopify Inc. class A subordinate shares (the “SHOP Stock”) and UnitedHealth Group Incorporated common stock (the “UNH Stock”)

Pricing date*	July 31, 2025
Original issue date*	August 5, 2025
Principal amount	$1,000 per note
Contingent coupon payments (with memory feature)

On each contingent coupon payment date, you will receive a contingent coupon payment at a per annum rate equal to the contingent coupon rate if, and only if, the stock closing price of the lowest performing underlying stock on the related calculation day is greater than or equal to its coupon threshold price. Each “contingent coupon payment”, if any, will be calculated per note as follows: ($1,000 × contingent coupon rate) / 12.

In addition, if the stock closing price of the lowest performing underlying stock on one or more calculation days is less than its coupon threshold price and, on a subsequent calculation day, the stock closing price of the lowest performing underlying stock is greater than or equal to its coupon threshold price, the notes will pay the contingent coupon payment due for the subsequent calculation day plus all previously unpaid contingent coupon payments (without interest accruing on amounts previously unpaid).

Contingent coupon rate	At least 9.35% per annum, to be determined on the pricing date
Automatic call

If, on any calculation day (other than the final calculation day), beginning in July 2026, the stock closing price of each underlying stock is greater than or equal to its respective starting price, the notes will be automatically called for a cash payment per note equal to the principal amount plus a final contingent coupon payment and any previously unpaid contingent coupon payments on the related call settlement date.

Calculation days	Monthly, on the 28th of each month, commencing in August 2025 and ending on the final calculation day. We also refer to the July 2030 calculation day as the final calculation day.
Contingent coupon payment dates	Three business days after the applicable calculation day; provided that the coupon payment date for the final calculation day is the maturity date.
Call settlement date	Three business days after the applicable calculation day.

*Subject to change

** In addition, selected dealers may receive a fee of up to 0.30% for marketing and other services

Maturity payment amount (per note)

If the notes are not automatically called, you will be entitled to receive on the maturity date a cash payment per note equal to the maturity payment amount (in addition to the final contingent coupon payment due at maturity and any previously unpaid contingent coupon payments, if payable). The “maturity payment amount” per note will equal:

●$1,000

Maturity date*	August 1, 2030
Starting price	With respect to each underlying stock, the stock closing price on the pricing date
Ending price	With respect to each underlying stock, the stock closing price on the final calculation day
Lowest performing underlying stock	On any calculation day, the underlying stock with the lowest performance factor on that calculation day
Performance factor	With respect to each underlying stock, on any calculation day, the stock closing price on such calculation day divided by the starting price (expressed as a percentage)
Coupon threshold price	80% of the starting price for each underlying stock
Calculation agent	Morgan Stanley & Co. LLC, an affiliate of the issuer
Denominations	$1,000 and any integral multiple of $1,000
Agent discount**

Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC will act as the agents for this offering. Wells Fargo Securities, LLC will receive a commission of up to $28.25 for each note it sells. Dealers, including Wells Fargo Advisors (“WFA”), may receive a selling concession of up to $20.00 per note, and WFA may receive a distribution expense fee of $0.75 for each note sold by WFA.

CUSIP	61778NMN8
Tax considerations	See preliminary pricing supplement

Any return on the notes will be limited to the sum of your contingent coupon payments, if any. You will not participate in any appreciation of any underlying stock.

The principal amount of each note is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the notes, which are borne by you, and, consequently, the estimated value of the notes on the pricing date will be less than $1,000 per note. We estimate that the value of each note on the pricing date will be approximately $954.90, or within $54.90 of that estimate. Our estimate of the value of the notes as determined on the pricing date will be set forth in the final pricing supplement. See “Investment Summary” and “Risk Factors” in the accompanying preliminary pricing supplement for further information.

This document provides a summary of the terms of the notes. Investors should carefully review the accompanying preliminary pricing supplement, product supplement and prospectus before making a decision to invest in the notes.

Preliminary Pricing Supplement:

https://www.sec.gov/Archives/edgar/data/895421/000183988225038785/ms9321_424b2-21154.htm

The notes have complex features and investing in the notes involves risks not associated with an investment in ordinary debt securities. See “Risk Factors” in the accompanying preliminary pricing supplement. All payments on the notes are subject to our credit risk.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

Selected risk considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement, product supplement and prospectus. Please review those risk factors carefully.

Risks Relating to an Investment in the Notes

●You may not receive any positive return on the notes.

●The notes do not provide for the regular payment of interest.

●The contingent coupon payment, if any, is based on the stock closing price of each underlying stock on only the related monthly calculation day at the end of the related interest period.

●Investors will not participate in any appreciation in the price of any underlying stock.

●The market price will be influenced by many unpredictable factors.

●The notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●Investing in the notes is not equivalent to investing in the underlying stocks.

●Reinvestment risk.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the principal amount reduce the economic terms of the notes, cause the estimated value of the notes to be less than the principal amount and will adversely affect secondary market prices.

●The estimated value of the notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The notes will not be listed on any securities exchange and secondary trading may be limited.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the notes.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the notes.

●The maturity date may be postponed if the final calculation day is postponed.

●Potentially inconsistent research, opinions or recommendations by Morgan Stanley, MSFL, WFS or our or their respective affiliates.

Risks Relating to the Underlying Stocks

●There are risks associated with investments in securities linked to the value of foreign equity securities.

●You are exposed to the price risk of each underlying stock with respect to the contingent coupon payments, if any.

●No affiliation with Affirm Holdings, Inc., Marvell Technology, Inc., The Trade Desk, Inc., Shopify Inc. or UnitedHealth Group Incorporated.

●We may engage in business with or involving Affirm Holdings, Inc., Marvell Technology, Inc., The Trade Desk, Inc., Shopify Inc. or UnitedHealth Group Incorporated without regard to your interests.

●The antidilution adjustments the calculation agent is required to make do not cover every corporate event that could affect the underlying stocks.

●Historical closing prices of the underlying stocks should not be taken as an indication of the future performance of the underlying stocks during the term of the notes.

For more information about the underlying stocks, including historical performance information, see the accompanying preliminary pricing supplement.

Morgan Stanley and MSFL have filed a registration statement (including a prospectus, as supplemented by the applicable product supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. You should read the prospectus in that registration statement, the applicable product supplement and any other documents relating to this offering that Morgan Stanley and MSFL have filed with the SEC for more complete information about Morgan Stanley, MSFL and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov. Alternatively, Morgan Stanley, MSFL, any underwriter or any dealer participating in the offering will arrange to send you the applicable product supplement and prospectus if you so request by calling toll-free 1-(800)-584-6837.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo Finance LLC and Wells Fargo & Company.

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